PRIVATE OFFERING NOTICE

                                     [LOGO]

                            Merrill Lynch & Co., Inc.
 Currency Notes Linked to the United States Dollar/Canadian Dollar Exchange Rate
                                  due May 2005
                       US$10 principal amount per security
                                  (the "Notes")

                             Private Offering Notice

                                  Summary Terms


The securities:                          Payment at maturity:
o  No payments prior to maturity.        o  The amount investors receive at
o  The securities may not be                maturity will be based upon the
   redeemed prior to maturity.              change in value of the United
o  The securities are denominated           States dollar relative to the
   and payable in U.S. dollars.             Canadian dollar over the term of
o  Senior unsecured debt securities         the securities multiplied by a
   of Merrill Lynch & Co., Inc.             participation rate expected to be
o  Linked to the United States              between 115% and 135%. If the value
   dollar/Canadian dollar exchange          of the Canadian dollar relative to
   rate, a rate which expresses the         the United States dollar decreases
   number of United States dollars          or does not increase sufficiently,
   that can be exchanged for one            at maturity investors will receive
   Canadian dollar. The United              less than the $10 principal amount
   States dollar/Canadian dollar            per security, which would result in
   exchange rate increases as the           a loss. In no event, however, will
   value of the Canadian dollar             investors receive less than 97% of
   increases relative to the United         the principal amount per security.
   States dollar and decreases as           The value of the Canadian dollar
   the value of the Canadian dollar         relative to the United States
   declines relative to the United          dollar must increase by a
   States dollar.                           percentage expected to be between
o  Expected settlement date:                2.22% and 2.61% in order for
   November , 2003.                         investors to receive at least the
o  Minimum repayment will not be            principal amount of $10 per
   less than 97% of the principal           security.
   amount per security.                  o  Although an investor's return is
o  The securities are made                  based on the value of the United
   available to each investor               States dollar relative to the
   outside of the United States in          Canadian dollar over the term of
   a minimum initial investment of          the securities, if the United
   US$50,000 or such other amount,          States dollar/Canadian dollar
   and subject to such other                exchange rate has increased by 21%
   restrictions, as may be                  or more at any point during the
   applicable to such investor              term of the securities, at maturity
   under the private offering rules         an investor will receive a fixed
   of any jurisdiction outside of           payment of $11.00 per security at
   the United States.                       maturity, as further described in
                                            the prospectus supplement.



The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.


                            PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-10 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated and payable in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                  The date of this Notice is November 13, 2003.

 This Notice supplements the Preliminary Prospectus Supplement, dated November
             13, 2003, and the Prospectus, dated October 22, 2003.